1095 Avenue of the Americas
New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

April 21, 2015

John Grzeskiewicz, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:	Altegris KKR Commitments Master Fund
SEC File Numbers: 333-195620; 811-22963

Altegris KKR Commitments Fund
SEC File Numbers: 333-195860; 811-22964

Dear Mr. Grzeskiewicz:

We are writing in response to the comments that we received from the Chief Counsel’s Office with respect to the registration statements on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), filed on March 20, 2015 on behalf of Altegris KKR Commitments Master Fund (the “Master Fund”) and Altegris KKR Commitments Fund (the “Feeder Fund,” and together with the Master Fund, the “Funds”), both closed-end management investment companies. The Funds have considered these comments and have authorized us to make the changes to the registration statements on their behalf in response to these comments.  On behalf of Altegris Advisors, L.L.C., the investment adviser to the Master Fund, we hereby represent that there will be no direct or indirect payments from any KKR entity to any Altegris entity or to any third party, pursuant to any written agreement or any understanding, that are used to offset any expenses of the Funds.

In addition, we are hereby requesting that the registration statements be declared effective on April 22, 2015 or as soon as practicable thereafter.  We have filed as a separate correspondence the Funds’ and the Distributor’s requests for acceleration of effectiveness.

If you have any questions regarding the registration statements, please feel free to contact me at (212) 698-3525.

Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz